Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 28, 2015

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neill Johnson

RE:	FlexShares® Trust (the “Trust” or “Registrant”)

Post-Effective Amendment No. 56 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Johnson:

The following responds to the comments that you provided to us by telephone on October 6, 2015 regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of two new portfolios of the Trust: FlexShares® Currency Hedged Morningstar DM ex-US Factor Tilt Index Fund (“DM ex-US Fund”) and FlexShares® Currency Hedged Morningstar EM Factor Tilt Index Fund (“EM Fund” and together with the DM ex-US Fund, the “Funds”). We appreciate the time and attention taken to review the Post-Effective Amendment.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 60 to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about November 3, 2015.

Prospectus (both Funds)

Summary Section—Investment Objective

1.	Comment: Please state that the Fund is an exchange-traded fund.

Response: The Registrant respectfully declines to add this disclosure in the investment objective section. The following disclosure currently appears in the summary section entitled “Purchase and Sale of Fund Shares”: “The Fund is an exchange-traded fund (commonly referred to as an “ETF”).” The Registrant does not believe that additional disclosure is necessary in the “Investment Objective” section.

Summary Section—Fee Table

2.      Comment: In the discussion preceding the Fee Table, please specify what are “other expenses not incurred in the ordinary course of business.”

Response: The disclosure currently states that the Fund is responsible for certain expenses, including “other extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of business.” The Registrant does not believe further specificity is possible or necessary because such expenses cannot be determined in advance.

3.	Comment: Please confirm that the Fund does not charge any shareholder fees.

Response: The Registrant so confirms. However, the Fund may impose transaction fees on the purchase and redemption of creation units by Authorized Participants, which is prominently disclosed in the Prospectus.

4.      Comment: Please provide the completed Fee Table that will be included in the Amendment in a letter responding to Staff comments one week before the effective date of the Amendment.

Response: The completed fee table is included at Appendix A.

5.      Comment: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus. Also, if the Investment Adviser can recoup waived expenses, please include the terms and conditions of the recoupment.

Response: The Registrant confirms that the fee waiver will continue at least one year from the effective date of the Prospectus. The Expense Reimbursement Agreement between the Fund and the Investment Adviser does not permit the Investment Adviser to recoup waived expenses. The Expense Reimbursement Agreement will be filed as an exhibit to the Fund’s registration statement.

6.      Comment: Please include the completed expense example that will be included in the Amendment in a letter responding to Staff comments.

Response: The completed expense example is included at Appendix B.

Summary Section—Portfolio Turnover

7.      Comment: Please move the definition of “Underlying Fund” to the “Principal Investment Strategies” summary section.

Response: The disclosure will be revised as requested in the Amendment.

Summary Section—Principal Investment Strategies

8.	Comment: The discussion regarding the Fund’s principal investment strategies seems overly complex. Please review for Plain English.

Response: The Registrant has reviewed the disclosure in the summary section entitled “Principal Investment Strategies.” In this regard, the Registrant notes that, in light of the complexity of the Fund’s Underlying Index, it is not possible to provide accurate and complete disclosure regarding the Underlying Index without also using some technical terms.

9.	Comment: Please disclose the expected correlation to the Underlying Index.

Response: The Fund’s prospectus currently states in the “Additional Fund Information” section that: “NTI expects that, over time, each Fund’s tracking error will not exceed 5%.” The Registrant does not believe additional disclosure is necessary in the summary section entitled “Principal Investment Strategies.”

10.	Comment: Please clarify the Fund’s 80% investment policy.

Response: The prospectus currently states that “[u]nder normal circumstances, the Fund will invest at least 80% of its total assets in the securities of the Underlying Index (including indirect investments through the Underlying Fund) and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) (collectively “Depositary Receipts”) based on the securities in the Underlying Index.” The Fund may invest directly in component securities of the Underlying Index and indirectly in component securities of the Underlying Index through investment in the Underlying Fund. The Underlying Fund tracks an index that includes component securities of the Underlying Index. Additional disclosure is contained in the “Additional Fund Information” section. The Registrant does not believe additional disclosure is required in the summary section.

11.   Comment: Please review the Fund’s disclosure to ensure that it accurately describes the types of derivatives the Fund will use and why the Fund will use those types of derivatives. In connection with this comment, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant has reviewed the Fund’s disclosure regarding the Fund’s use of derivatives. Revised disclosure will be included in the Amendment, which describes the types of derivatives the Fund will use and why the Fund will use those derivatives.

12.   Comment: If the Fund intends to write credit default swaps, please confirm supplementally that, for purposes of Section 18 of the Investment Company Act of 1940, the Fund determines its segregation obligations based on the full notional value of the credit default swaps.

Response: The Fund does not currently intend to write credit default swaps. If the Fund writes credit default swaps, it will determine its segregation obligations based on the full notional value of the credit default swaps.

Summary Section—Principal Risks

13.	Comment: The disclosure for Currency Hedging Risk seems long. Please review to see if it can be shortened.

Response: The Registrant has reviewed the disclosure for Currency Hedging Risk and will revise and clarify the disclosure as appropriate in the Amendment.

14.	Comment: Please clearly disclose the duplication of expenses in Investment in Underlying Funds Risk.

Response: The following disclosure will be added in the Amendment:

“By investing in the Underlying Fund indirectly through the Fund, you will incur not only a proportionate share of the expenses of the Underlying Fund held by the Fund (including operating costs and investment management fees), but also expenses of the Fund.”

Prospectus (DM ex-US Fund only)

Summary Section—Principal Investment Strategies

15.	Comment: Please supplementally confirm that the Fund will not invest in emerging market securities.

Response: The Registrant confirms that the Fund will not invest in emerging market securities.

Prospectus (EM Fund only)

Summary Section—Principal Investment Strategies

16.	Comment: Please supplementally provide the amount the Fund expects to invest in Russian securities.

Response: The Fund does not expect to invest directly in Russian securities. The Fund invests in an Underlying Fund. The Underlying Fund was invested 2.76% in Russian securities as of October 20, 2015.

Sincerely,

/s/ Veena K. Jain

Veena K. Jain

Copy to:	Peter K. Ewing
Craig R. Carberry
Diana E. McCarthy

APPENDIX A

Fees and Expenses of the Funds

FlexShares® Currency Hedged Morningstar DM ex-US Factor Tilt Index Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.47%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Acquired Fund Fees and Expenses(2)	0.42%
Total Annual Fund Operating Expenses	0.90%
Expense Reimbursement(3)	(0.43)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.47%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.
(2)	“Acquired Fund Fees and Expenses” reflect the Fund’s pro rata share of the fees and expenses incurred by investing in the Underlying Fund (as defined below). The impact of Acquired Fund Fees and Expenses will be included in the total returns of the Fund. Acquired Fund Fees and Expenses are not used to calculate the Fund’s net asset value per share (“NAV”). Acquired Fund Fees and Expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.
(3)	Northern Trust Investments, Inc. (“NTI” or the “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until November 4, 2016. NTI also has contractually agreed until March 1, 2020 to waive Management Fees or reimburse certain expenses in an amount equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investments in the Underlying Fund (as defined below). The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

FlexShares® Currency Hedged Morningstar EM Factor Tilt Index Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.70%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.01%
Acquired Fund Fees and Expenses(2)	0.65%
Total Annual Fund Operating Expenses	1.36%
Expense Reimbursement(3)	(0.66)%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.70%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.
(2)	“Acquired Fund Fees and Expenses” reflect the Fund’s pro rata share of the fees and expenses incurred by investing in the Underlying Fund (as defined below). The impact of Acquired Fund Fees and Expenses will be included in the total returns of the Fund. Acquired Fund Fees and Expenses are not used to calculate the Fund’s net asset value per share (“NAV”). Acquired Fund Fees and Expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.
(3)	Northern Trust Investments, Inc. (“NTI” or the “Investment Adviser”) has contractually agreed to reimburse the fees and expenses of the Trust’s independent trustees and their independent legal counsel until November 4, 2016. NTI also has contractually agreed until March 1, 2020 to waive Management Fees or reimburse certain expenses in an amount equal to the Acquired Fund Fees and Expenses attributable to the Fund’s investments in the Underlying Fund (as defined below). The Fund’s Board of Trustees may terminate the contractual arrangement at any time if it determines that it is in the best interest of the Fund and its shareholders.

APPENDIX B

Expense Example

FlexShares® Currency Hedged Morningstar DM ex-US Factor Tilt Index Fund

1 Year	$48
3 Years	$244

FlexShares® Currency Hedged Morningstar EM Factor Tilt Index Fund

1 Year	$72
3 Years	$366